Exhibit 3

RBNC THERAPEUTICS, INC.

September 10, 2021

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, California 91320

Attn:

Re:

Letter Agreement regarding the acquisition of shares of Series A-2 Preferred Stock by Amgen Inc. (“Amgen”, together with its Affiliates (as defined below), the “Investor”) of RBNC Therapeutics, Inc. (the “Company”)

Ladies and Gentlemen:

Reference is made to (i) that certain Research Collaboration and License Agreement by and between Amgen and the Company, dated as of the date hereof (the “Research and Collaboration Agreement”), (ii) that certain Exclusive License Agreement by and between Amgen and the Company, dated as of the date hereof related to Amgen’s Ckld program (the “Ckld License Agreement”), (iii) that certain Exclusive License Agreement by and between Amgen and the Company, dated as of the date hereof related to Amgen’s GCase program (the “GCase License Agreement” and together with the Ckl d License Agreement, the “License Agreements”), (iv) that certain Stock Issuance Agreement (the “Stock Issuance Agreement”) pursuant to which the Company is issuing shares of its Series A-2 Preferred Stock, par value $0.0001 per share (the “Series A-2 Preferred Stock”) to Amgen in consideration of the rights and obligations under the Research and Collaboration Agreement and the License Agreements, (v) that certain Series A-2 Preferred Stock Purchase Agreement pursuant to which Amgen is purchasing from the Company $100.0 million of shares of Series A-2 Preferred Stock (the “Purchase Agreement”) and (vi) that certain letter agreement regarding the waiver of certain voting rights delivered by Amgen to the Company on the date hereof (the “Voting Rights Waiver” and, together with the License Agreements and the Research and Collaboration Agreement, the “Collaboration Agreements”) each of which shall become effective on the date of the Closing (as defined in the Purchase Agreement). For purposes of this Letter Agreement, the term “Series A-2 Shares” shall refer, collectively, to the shares of Series A-2 Preferred Stock acquired by Amgen pursuant to the Stock Issuance Agreement and the Purchase Agreement. For purposes of this Letter Agreement, “Affiliate” means as to any specified individual, corporation, a partnership, a joint venture, a limited liability company or limited liability partnership, an association, a trust, estate or other fiduciary or any other legal entity (each, a “Person”), any other Person directly or indirectly controlling or controlled by or under common control with such specified Person. For purposes of this definition, control, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

In partial consideration of the rights, covenants and obligations under the License Agreements and the Research and Collaboration Agreement, Amgen and the Company hereby agree as follows:

1. Stock Issuance Agreement. On the date of the Closing (as defined in the Purchase Agreement), the Company shall issue to Amgen one hundred fifty seven million (157,000,000) shares of Series A-2 Preferred Stock pursuant to and in accordance with the Stock Issuance Agreement. In connection with the entry into this Letter Agreement, Amgen shall deliver to the Company an executed signature page to the Stock Issuance Agreement.

2. Stockholder Agreements. In connection with the entry into this Letter Agreement, Amgen shall deliver to the Company executed counterpart signature pages to each of the Company’s Voting Agreement, Investors’ Rights Agreement and Right of First Refusal and Co-Sale Agreement (in each case, as defined in the Purchase Agreement).

3. Director Designee. Effective upon and following the Closing, the Company agrees that for so long as Amgen holds shares of the Company’s capital stock representing at least ten percent (10%) of the Company’s outstanding capitalization (without giving effect to the Voting Rights Waiver), the Company shall appoint one (1) member to its Board of Directors that is designated by Amgen. Amgen agrees that it shall not designate an appointee for such director seat for which a “bad actor” disqualifying event (as described in Rule 506(d)(l)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the “Securities Act”)) is applicable.

4. Scientific Advisory Board Designee. Effective upon and following the Closing, the Company agrees that for so long as Amgen holds shares of the Company’s capital stock representing at least ten percent (10%) of the Company’s outstanding capitalization (without giving effect to the Voting Rights Waiver), the Company shall appoint one (1) member to its Scientific Advisory Board that is designated by Amgen.

5. Future Investments. Subject to the satisfaction of the terms set forth in this Section 5, until (i) immediately before the consummation of the Company’s first underwritten public offering of its common stock (the “Common Stock”) under the Securities Act (the “IPO”), (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Company’s Restated Certificate of Incorporation or (iv) the closing of a merger with a publicly listed special purpose acquisition company (a “SPAC” and such transaction, a “SPAC Transaction”), whichever event occurs first, Amgen hereby agrees to purchase from the Company up to $100.0 million (or such lesser amount as the Company in its discretion determines) in equity (or equity-linked securities (e.g., a convertible note or unit consisting of a combination of shares and warrants)) of the Company (the “New Securities”) in no more than two (2) future financings of the Company (each, a “Future Financing”); provided that, Amgen’s obligation to purchase shall be subject to the conditions set forth in this Section 5 and in no event shall Amgen be required to purchase greater than $50.0 million in equity securities (or equity-linked securities) in any single Future Financing (such Amgen required purchase, each an “Amgen Future Investment”). Amgen’s obligation to purchase in a Future Financing and related Amgen Future Investment is subject to the following conditions, in each case: (a) the Company shall give written notice to Amgen at least thirty (30)

days in advance of the proposed closing of such Future Financing, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities, (b) one or more of the Future Financing Milestones (as defined below) shall have been achieved and (c) the Company must have raised or must raise simultaneously with the purchase of New Securities by Amgen, on the same terms and conditions as the New Securities purchased by Amgen, at least a matching dollar amount equivalent to the Amgen Future Investment from one or more third parties (each, the “Matching Third Party Investment”). For clarity, in the event of an IPO or an equity financing in connection with a SPAC Transaction for the subscription and purchase of shares of the SPAC that is consummated on or around the closing of the SPAC Transaction (a “SPAC PIPE Offering”), Section 6 below shall govern the terms of Amgen’s obligations. Amgen’s obligation to purchase under this Section 5 shall not apply to shares issued by the Company in an IPO or to shares issued in a SPAC PIPE Offering. The term “Future Financing Milestone” means (i) the commencement of a Phase 2 clinical study of a molecule owned or controlled by the Company in connection with one of the Company’s research and development programs set forth on Exhibit A, or (ii) the Company in-licenses or acquires pharmaceutical asset that is currently being evaluated in a Phase 2 or later-stage clinical trial or has been evaluated in a Phase 2 or later-stage clinical trial at the time of such in-license or acquisition.

Upon the achievement of each of the first and second Future Financing Milestones and within sixty (60) days thereof, the Company may, in its sole discretion, elect to call an Amgen Future Investment in an amount equal to the aggregate amount of proceeds invested or committed to be invested in a simultaneous closing of the Matching Third Party Investment, up to a cap of $50.0 million and the Company will use good faith efforts to effect such closing within six (6) months after such Future Financing Milestone is achieved.

The equity securities (or equity-linked securities) purchased in any Amgen Future Investment pursuant to this Section 5 shall be of the same class and series and at the same price and on substantially the same terms and conditions as those issued to third-party investors in the Future Financing and Matching Third Party Investment.

6. Amgen Investment at IPO or a SPAC PIPE Offering.

(a) In the event the Company consummates an IPO prior to the achievement of any Future Financing Milestone or without requiring any Amgen Future Investment, if requested by the managing underwriter or managing underwriters of the IPO, Amgen shall provide an indication of interest to the Company and, subject to compliance with all applicable securities laws and regulations, purchase, at a per share price equal to the initial public offering price as set forth on the front cover of the final prospectus relating to the IPO (the “IPO Price”), up to the lesser of (i) $40.0 million in shares of Common Stock offered in the IPO or (ii) shares of Common Stock offered in the IPO equal to 20% of the total gross proceeds to the Company in the IPO”); and

(b) In the event that, prior to the achievement of any Future Financing Milestone or without requiring any Amgen Future Investment, the Company consummates a SPAC Transaction and the SPAC conducts a SPAC PIPE Financing, if requested by the managing placement agents of the SPAC PIPE Offering and subject to compliance with all applicable securities laws and regulations, Amgen agrees to purchase up to the lesser of (i) $40.0 million in or (ii) 20% of the shares of capital stock of the SPAC sold in the SPAC PIPE Financing at a per share price equal to the purchase price paid by, and otherwise on the same terms and conditions as, the other investors in the SPAC PIPE Financing.

7. Standstill. During the period beginning on the first date the Company’s shares of Common Stock commence trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace (a “Stock Exchange”) approved the Board and ending on the earlier of (x) the one (1) year anniversary thereof and (y) a Fall-Away Event (such period, the “Standstill Period”), neither Amgen nor any of its controlled Affiliates shall, directly or indirectly, without the prior written consent of a majority of the members of the Board who are not affiliated with Amgen:

(a) effect, offer or propose (whether publicly or otherwise) to effect, or publicly announce any intention to effect or cause:

(i) any acquisition of shares of Common Stock or any acquisition of the right to direct the voting or disposition of shares of Common Stock, if after giving effect to such acquisition Amgen or any of Affiliates own a number of shares of Common Stock in excess of the Standstill Cap (as defined below), in each case, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions pursuant to any agreement, arrangement or understanding;

(ii) any (x) tender or exchange offer, (y) merger, consolidation, business combination, or (z) sale of substantially all of the assets of the Company (in the case of clauses (x) and (y) that would result in Amgen owning a number of shares of Common Stock in excess of the Standstill Cap);

(iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries;

(iv) any “solicitation” of “proxies” (as such terms are used in Regulation 14A of the Exchange Act) or consents to vote any voting securities of the Company, or become a “participant” in any “election contest” (as such terms are defined in Rule 14a- l 1 of the Exchange Act) or propose, or solicit stockholders of the Company for the approval of, any stockholder proposals with respect to the Company;

(c) with the actual knowledge of the Amgen’s executive officers, enter into any substantive discussions or arrangements with any third party with respect to any of the foregoing; provided that, in relation to prohibited actions in Sections 7(b)(ii) or (b)(iii) that have been committed without the actual knowledge of the Amgen’s executive officers, Amgen shall promptly terminate and unwind such actions upon written request of the Company; or

(d) publicly disclose any intention, plan or arrangement regarding any of the matters referred to in this Section 7 (unless legally obligated to do so);

provided that, that nothing in this Section 7 is intended to (X) restrict Amgen’s right to vote its shares of capital stock or otherwise in its discretion on matters brought to a vote of the stockholders of the Company, or (Y) restrict the act1v1t1es of Amgen or the discussions among the representatives of the Company and Amgen, in each case, as contemplated by the Collaboration Agreements. For purposes of this Letter Agreement, “Standstill Cap” means, during the Standstill Period, the number shares of voting capital stock of the Company which is less than or equal to 24.5% of the total outstanding shares of the Company. For the avoidance of doubt, the Standstill Cap shall only apply during the Standstill Period.

The provisions of this Section 7 shall be inoperative and of no force or effect with respect to Amgen and its Affiliates if (i) any other person or “group” (as defined in Section 13(d)(3) of the Exchange Act) shall have entered into a definitive agreement with the Company for a transaction that, after consummation thereof, the stockholders of the Company cease to own seventy-five percent (75%) or more of the total voting power (without giving effect to any overlapping shareholdings), or seventy-five percent (75%) or more of the consolidated total assets, of the Company or any successor entity or parent entity or resulting entity, (ii) a tender or exchange offer is made by any other person or group to acquire fifty percent (50%) or more of the outstanding voting securities of the Company and the Board fails to recommend to its stockholders rejection of such tender or exchange offer within ten (10) business days of commencement thereof or recommends acceptance of such tender or exchange offer, (iii) the Company issues to any person or group, or any person or group acquires or comes to own, in each case, securities representing fifty percent (50%) or more of the total voting power of the Company, (iv) the Company publicly announces that it has commenced a formal process to explore strategic alternatives, (v) the Board (or any duly constituted committee) shall have determined in good faith, after consultation with outside legal counsel, that the failure to waive, limit, amend or otherwise modify the “standstill” or similar provisions the Company has agreed to with any other person or group, would be reasonably likely to be inconsistent with the fiduciary duties of the Company’s directors under applicable law, or (vi) the Company enters into a voluntary or involuntary bankruptcy or insolvency process (any such event, a “Fall-Away Event”). Nothing in this Section 7 shall prohibit Amgen from communicating with the Company (including the Board, management or their designated representatives) for a non-public proposal regarding a transaction or an amendment or waiver of Section 6 in such a manner as would not reasonably be expected to require public disclosure thereof under applicable law (for clarity, the contents, subject and existence of any such communication shall constitute “Confidential Information” under that certain Confidential Disclosure Agreement between Amgen and the Company dated March 5, 2020, as amended).

8. Market Standoff. During the period commencing on the date of the Closing and lasting until the date that is the later of (i) at least two (2) years following the date hereof and (ii) one hundred and eighty (180) days following (A) the first date in which the Company’s shares of Common Stock commence trading on a Stock Exchange (e.g., the 181st day) or (B) the closing of a SPAC Transaction (e.g., the 18l8t day) (the “Initial Lock-up Period”), neither Amgen nor any of its Affiliates shall, directly or indirectly, without the prior written consent of the Company:

(a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of any equity securities of the Company or any securities convertible into or exercisable or exchangeable for equity securities of the Company, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “LockUp Securities”);

(b) enter into any swap or any other hedging transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities (a “Hedging Transaction”), whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise;

(c) demand or request that the Company register for sale any Lock-Up Securities held by Amgen or its Affiliates, or otherwise exercise any of its registration rights (including any “piggy-back” registration rights”); and

(d) publicly announce any intention to do any of the foregoing.

In addition, commencing upon the end of the Initial Lock-Up Period and lasting through the date that the Amgen and its Affiliates continue to hold at least ten percent (10.0%) of the outstanding capital stock of the Company, Amgen and its Affiliates may sell up to five percent (5.0%) of the total number of shares of outstanding capital stock of the Company in any a rolling twelve (12) month period.

The foregoing restrictions shall not prohibit Amgen or its Affiliates from transferring Lock-Up Securities to one of its Affiliates if such transferee executes an agreement with the Company to bound by the provisions of this Letter Agreement. The restrictions of this Section 8 shall cease to apply if a Fall-Away Event occurs.

For purposes of clarity, this Section 8 is intended to supplement Section 2.11 of the Investors’ Rights Agreement (as defined in the Purchase Agreement), and Amgen (on behalf of itself and its Affiliates) agrees, in accordance with Section 2.11 thereof, to execute a lock-up agreement in favor of the underwriters in connection with an initial public offering of the Company.

9. Amendment, Waiver and Termination.

This Letter Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by both of the parties hereto or, in the case of a waiver, by the party waiving compliance.

Unless otherwise specified herein, this Letter Agreement shall terminate upon the earlier of the written agreement of both Amgen and the Company or, if earlier, upon the consummation of a Change of Control (as defined in the License Agreements).

10. Miscellaneous.

This letter agreement (the “Letter Agreement”) shall become effective upon the Closing.

The execution and delivery of this Letter Agreement by the Company and Amgen is binding on and enforceable against the Company and Amgen. This Letter Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by the parties hereto relating solely to the matters contemplated hereby. In the event of any inconsistency between the terms of this Letter Agreement and any other prior agreement relating to the matters herein, the parties agree that the terms of this Letter Agreement shall control.

This Letter Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. This Letter Agreement, including any schedules, amendments, modifications, waivers, or notifications relating thereto may be executed and delivered by facsimile, electronic mail, or other electronic means. Any such facsimile, electronic mail transmission, or communication via such electronic means shall constitute the final agreement of the parties and conclusive proof of such agreement, and shall be deemed to be in writing and to have the same effect as if signed manually

This Letter Agreement shall be binding upon, inure to the benefit of, and may be enforced by, each of the parties to this Letter Agreement and its successors and permitted assigns.

This Letter Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

Each provision of this Letter Agreement shall be considered separable, and if, for any reason, any provision or provisions hereof are determined to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Letter Agreement, and this Letter Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

Very Truly Yours,

RBNC THERAPEUTICS INC.

By:	/s/ Paul Berns
Name: Paul Berns
Title: Chief Executive Officer

Accepted as of the date first above written:

AMGEN INC.

By:	/s/ Robert A. Bradway
Name: Robert A. Bradway
Title: Chairman of the Board, CEO & President

[Signature page to Side Letter Agreement]

Exhibit A

CK18, GCase, or GRIN2A